As filed with the Securities and Exchange Commission on January 26, 2024	Registration No. 333- 260475

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________________

POST EFFECTIVE AMENDMENT NO. 1

TO THE FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares

CIAN PLC

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

The Republic of Cyprus

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

The Bank of New York Mellon

Legal Department

240 Greenwich Street New York, N.Y. 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________________

Cogency Global Inc.

122 East 42nd Street, 18th Floor

New York, New York 10168

+1-800-221-0102

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brian D. Obergfell, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3032

It is proposed that this filing become effective under Rule 466

[ ] immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box. [x]

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to Registration Statement on Form F-6 (No. 333-260475) (as amended, the “Registration Statement”) of Cian, PLC (the “Company”) is being filed to include as Exhibit 1 to the Registration Statement the amended form of American Depositary Receipt (“Receipt”), included as Exhibit A to the Form of Deposit Agreement, updating Article 11 (Reports; Inspection of Transfer Books) thereof to account for the filing by the Company of a Form 15F certification of termination of registration in respect of its ordinary shares represented by American Depositary Shares.

Pursuant to General Instruction III.B of Form F-6, the prospectus for the Registration Statement consists of the form of Receipt.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1. Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
Name and address of depositary	Introductory Article
Title of the depositary shares and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of depositary shares	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The procedure for collection and distribution of dividends	Articles number 4, 12, 14, 15, 18 and 21
(iv) The procedure for transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 14, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of depositary shares to inspect the transfer books of the depositary and the list of holders of depositary shares	Article number 11
(ix) Restrictions upon the right to transfer or withdraw the underlying securities	Articles number 2, 3, 4, 6, 7 and 21
(x) Limitation upon the liability of the depositary	Articles number 13, 14, 18, 21 and 22

3. Fees and Charges	Article number 7

Item - 2. Available Information

Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3. Exhibits

a.	Form of Deposit Agreement, including the amended form of Receipt, updating Article 11 thereof, among Cian PLC, The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder. – Filed herewith as Exhibit 1.
b.	Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. – Not applicable.
c.	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – See (a) above.
d.	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Previously filed.
e.	Certification under Rule 466. – Not applicable.

Item - 4. Undertakings

(a)     The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the depositary shares, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)    If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of depositary shares thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on January 26, 2024.

Legal entity created by the agreement for the issuance of depositary shares representing ordinary shares of Cian PLC.

By:	The Bank of New York Mellon
As Depositary

	By:	/s/ Alan MacAlpine
	Name:	Alan MacAlpine
	Title:	Director

Pursuant to the requirements of the Securities Act of 1933, Cian PLC has caused this Post-Effective Amendment No. 1 to Registration Statement on form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Moscow, Russia, on January 26, 2024.

CIAN PLC

By:	/s/ Dimitriy Grigoriev
Name:	Dimitriy Grigoriev
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on January 26, 2024.

/s/ Dimitriy Grigoriev	Chief Executive Officer
Dimitriy Grigoriev	(principal executive officer)

/s/ Mikhail Lukyanov	Chief Financial and Strategy Officer
Mikhail Lukyanov	(principal financial and accounting officer)

*	Director
Maksin Melnikov

*	Director
Dimitri Krukov

*	Director
Dimitry Antipov

*	Director
Simon Baker

*	Director
Douglas Gardner

*By:/s/ Mikhail Lukyanov	Attorney-in-Fact
Mikhail Lukyanov

.

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE OF THE REGISTRANT

Pursuant to the Securities Act, the undersigned, the duly authorized representative in the United States of Cian PLC, has signed this Post-Effective Amendment No. 1 to the Registration Statement on Form F-6 on January 26, 2024

Cogency Global Inc.
Authorized U.S. Representative

By:	/s/ Colleen A. De Vries
Name:	Colleen A. De Vries
Title:	Sr. Vice President on behalf of Cogency Global Inc.

INDEX TO EXHIBITS

Exhibit Number	Exhibit

1	Form of Deposit Agreement dated as of November 4, 2021 among Cian PLC, The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder, updating Article 11 (Reports; Inspection of Transfer Books) of the Form of American Depositary Receipt thereof to account for the filing by the Company of a Form 15F certification of termination of registration in respect of its ordinary shares represented by American Depositary Shares. – Filed herewith.

4 24

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Previously filed with the Securities and Exchange Commission as Exhibit 4 to the Registration Statement on Form F-6 (File No. 333-260475) on October 25, 2021.

Power of Attorney (included on the signature page to the Registration Statement on Form F-6 (File No. 333-260475) filed with the Securities and Exchange Commission on October 25, 2021).